

March 16, 2017

Ms. Karen S. Haller
General Counsel and Corporate Secretary
Southwest Gas Holdings, Inc.
300 W. 7th Street, Suite B
Fort Worth, Texas 76102

> **Re: Southwest Gas Holdings, Inc.
> Preliminary Proxy Statement on Schedule 14A
> Filed March 8, 2017
> File No. 001-37976**

Dear Ms. Haller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please mark your proxy statement and form of proxy "Preliminary Copy."

How are my votes counted?, page 4

2. Please describe the effect of broker non-votes on each proposal.

What if I do not vote for any or all of the matters listed on my Proxy Card?, page 5

3. Please make the specific statement required by Rule 14a-4(c)(1) of Regulation 14A.

Background of the Solicitation, page 12

4. Please disclose why the Nominating and Corporate Governance Committee did not recommend either of Scopia's nominees for election as directors.

Vote Required, page 17

5. Please describe how security holders should mark the proxy if they want to cumulate their votes in a certain way, or if they do not want their votes cumulated.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Brandon C. Parris, Esq.
        Morrison & Foerster LLP